Exhibit 1

NAVIGATOR HOLDINGS LTD. FOURTH QUARTER AND FINANCIAL YEAR 2017 RESULTS

Highlights

•	Navigator Holdings Ltd. (NYSE: NVGS) (the “Company”) reports operating revenue of $76.7 million for the three months ended December 31, 2017 and $298.6 million for the full year ended December 31, 2017.

•	Maintained strong utilization of 87.2% for the three months ended December 31, 2017 and 87.6% for the year ended December 31, 2017 despite the market downturn.

•	Net income was $1.4 million (or $0.03 per share) for the three months ended December 31, 2017 and $5.3 million (or $0.10 per share) for the year ended December 31, 2017, which includes a one-off cost totaling $3.5 million (or $0.06 per share) associated with the redemption of the Company’s senior unsecured bonds.

•	EBITDA(1) was $29.6 million for the three months ended December 31, 2017 and $120.8 million for the year ended December 31, 2017.

•	The Company has continued to benefit from the increasing demand for the transportation of long-haul petrochemical gases, with petrochemicals accounting for 84% of all spot days during 2017.

•	Took delivery of the remaining five newbuilding vessels during 2017, increasing our fleet to 38 vessels. The Company’s newbuild program is complete.

•	During 2017 we took an additional four vessels into in-house technical management with an additional vessel in January 2018 taking the total number of in-house technical managed vessels to nine.

•	Commenced three year charters with Braskem for two of our ethane/ethylene capable vessels taking ethane from Morgan’s Point, Houston to Braskem’s ethylene complex in Brazil.

•	Since the year end, we successfully renewed a contract of affreightment with Mitsubishi International Corporation to utilize three vessels for the majority of 2018 taking ethylene from the Targa terminal, in Houston to Far East Asia.

•	Since the year end, we entered into a 50/50 joint venture agreement with Enterprise Product Partners to build a new ethylene marine export terminal along the U.S. Gulf Coast that will have the capacity to export approximately one million tons of ethylene per year. The export terminal is expected to be in service by the first quarter of 2020. The project is supported by long-term contracts with customers that include U.S. ethylene producer Flint Hills Resources and a major international trading company.

Fourth Quarter 2017 Financial Results Overview

Operating revenue for the three months ended December 31, 2017 was $76.7 million, an increase of $1.2 million, or 1.6%, compared to the $75.5 million of operating revenue for the three months ended December 31, 2016.

For the fourth quarter of 2017, the average time charter equivalent rate (“TCE”) (2) across the entire fleet, including our fully-refrigerated vessels, was $626,161 per calendar month ($20,586 per day), compared to $692,213 per calendar month ($22,758 per day) for the comparable period in 2016.

Fleet utilization across the 38 vessels operating at the year end was 87.2% for the fourth quarter of 2017, down from 89.5% in the fourth quarter of 2016.

Operating revenue less voyage expenses amounted to $61.9 million for the three months ended December 31, 2017 compared to $61.5 million in the same three month period of 2016. This decrease was as a result of a reduction in TCE rates of $6.7 million, a reduction in utilization rates of $1.7 million, offset by an $8.8 million increase due to additional vessels in our fleet during the three months ended December 31, 2017 compared to the three months ended December 31, 2016.

Net income was $1.4 million for the three months ended December 31, 2017, or $0.03 per share compared to $7.6 million or $0.14 per share for the same period in 2016.

EBITDA(1) for the fourth quarter of 2017 was $29.6 million and $120.8 million for the full year ended December 31, 2017.

(1)	EBITDA is not a measure calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. EBITDA is a basis upon which we assess our financial performance. We believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness, and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA does not represent and should not be considered as an alternative to consolidated net income or cash generated from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. See the table below for a reconciliation to the most directly comparable GAAP financial measure.

The following table sets forth a reconciliation of EBITDA to net income, the most directly comparable measure calculated in accordance with GAAP, for the periods presented:

	Three months ended December 31, (in thousands)		Year ended December 31, (in thousands)
	2016	2017	2016	2017
Net income	$7,646	$1,411	$44,638	$5,310
Net interest expense	8,940	9,324	32,142	41,475
Income taxes	575	6	1,177	397
Depreciation and amortization	16,625	18,863	62,280	73,588

EBITDA	$33,786	$29,604	$140,237	$120,770

(2)	TCE rate is a non-GAAP financial measure. TCE rate is a measure of the average daily revenue performance of a vessel. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., time charters, voyage charters and contracts of affreightment, or “COAs”) under which the vessels may be employed between the periods. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters we pay all voyage expenses. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with operating revenues less voyage expenses, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our method of calculating TCE rate is to divide operating revenue (net of voyage expenses) by operating days for the relevant time period. See the table below for a reconciliation to the most directly comparable GAAP financial measure.

The following table represents a reconciliation of TCE rate to operating revenue, the most directly comparable financial measure calculated in accordance with GAAP, for the periods presented:

	Three months ended December 31, 2016	Three months ended December 31, 2017
Fleet Data:
Operating revenue	$75,455	$76,684
Voyage expenses	13,914	14,781

Operating revenue less Voyage expenses	61,541	61,903
Operating days	2,704	3,007
Average daily time charter equivalent rate	$22,758	$20,586

Conference Call Details:

Tomorrow, Tuesday, March 6, 2018, at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Navigator” to the operator.

A telephonic replay of the conference call will be available until Tuesday, March 13, 2018 by dialing 1(866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 11870348#

Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Navigator Gas

Attention: Investor Relations Department

New York:	650 Madison Ave, 25th Floor, New York, NY 10022. Tel: +1 212 355 5893
London:	10 Bressenden Place, London, SW1E 5DH. Tel: +44 (0)20 7340 4850

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia. We play a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with our sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties. We continue to build strong, long-term partnerships based on mutual trust, our depth of technical expertise and a modern versatile fleet. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, 14 of which are ethylene and ethane capable.

FORWARD LOOKING STATEMENTS

Statements included in this press release concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•	our ability to meet our expectations regarding the construction and financing of our proposed investment in an ethylene marine terminal in the U.S. Gulf and our expectations regarding the financial success of such terminal; and

•	other factors discussed in other periodic filings with the U.S. Securities and Exchange Commission.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Navigator Holdings Ltd.

Consolidated Balance Sheets

(Unaudited)

	December 31, 2016	December 31, 2017
	(in thousands, except share data)
Assets
Current assets
Cash and cash equivalents	$57,272	$62,109
Accounts receivable, net	7,059	14,889
Accrued income	13,134	15,791
Prepaid expenses and other current assets	8,541	10,964
Bunkers and lubricant oils	6,937	8,008
Insurance recoverable	855	376

Total current assets	93,798	112,137
Non-current assets
Vessels in operation, net	1,480,359	1,740,139
Vessels under construction	150,492	—
Property, plant and equipment, net	194	1,611

Total non-current assets	1,631,045	1,741,750

Total assets	$1,724,843	$1,853,887

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$78,464	$81,559
Senior unsecured bond	25,000	—
Accounts payable	6,388	8,071
Accrued expenses and other liabilities	11,377	12,478
Accrued interest	2,932	3,500
Deferred income	3,522	4,824

Total current liabilities	127,683	110,432

Non-current Liabilities
Secured term loan facilities, net of current portion and deferred financing costs	540,680	681,658
Senior unsecured bond, net of deferred financing costs	100,000	98,584

Total non-current liabilities	640,680	780,242

Total Liabilities	768,363	890,674
Commitments and contingencies (see note 12)
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 55,529,762 shares issued and outstanding, (2016: 55,436,087)	554	555
Additional paid-in capital	588,024	589,436
Accumulated other comprehensive loss	(287)	(277)
Retained earnings	368,189	373,499

Total stockholders’ equity	956,480	963,213

Total liabilities and stockholders’ equity	$1,724,843	$1,853,887

Navigator Holdings Ltd.

Consolidated Statements of Income

(Unaudited)

	Three months ended December 31, (in thousands except share and per share data)		Year ended December 31, (in thousands except share and per share data)
	2016	2017	2016	2017
Revenues
Operating revenue	$75,455	$76,684	$294,112	$298,595

Expenses
Brokerage commissions	1,430	1,263	5,812	5,368
Voyage expenses	13,914	14,781	42,201	55,542
Vessel operating expenses	22,611	26,956	90,854	100,968
Depreciation and amortization	16,625	18,863	62,280	73,588
General and administrative costs	3,348	3,554	12,528	13,816
Other corporate expenses	366	526	1,976	2,131
Insurance recoverable from vessel repairs	—	—	504	—

Total operating expenses	58,294	65,943	216,155	251,413

Operating income	17,161	10,741	77,957	47,182

Other income/(expense)
Interest expense	(8,879)	(9,967)	(32,321)	(37,691)
Write off of deferred finance costs	(102)	495	(102)	(786)
Write off of call premium and redemption charges of 9.00% unsecured bond	—	—	—	(3,517)
Interest income	41	148	281	519

Income before income taxes	8,221	1,417	45,815	5,707
Income taxes	(575)	(6)	(1,177)	(397)

Net income	$7,646	$1,411	$44,638	$5,310

Earnings per share:
Basic:	$0.14	$0.03	$0.81	$0.10
Diluted:	$0.14	$0.03	$0.80	$0.10

Weighted average number of shares outstanding:
Basic:	55,436,087	55,529,762	55,418,626	55,508,974
Diluted:	55,810,365	55,898,502	55,794,481	55,881,454

Navigator Holdings Ltd.

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended December 31, (in thousands)		Year ended December 31, (in thousands)
	2016	2017	2016	2017
Net income	$7,646	$1,411	$44,638	$5,310
Other Comprehensive Income:
Foreign currency translation gain/(loss)	114	(242)	178	10

Total Comprehensive Income	7,760	1,169	44,816	5,320

Consolidated Statements of Stockholders’ Equity

(Unaudited)

(in thousands, except share data)

				Accumulated
	Common stock			Other
	Number of shares	Amount 0.01 par value	Additional Paid-in Capital	Comprehensive Income (Loss)	Retained Earnings	Total
January 1, 2015	55,346,613	553	584,808	(254)	225,457	$810,564
Restricted shares issued March 17, 2015	16,854	1	—	—	—	1
Net income	—	—	—	—	98,094	98,094
Foreign currency translation	—	—	—	(211)	—	(211)
Share-based compensation plan	—	—	1,643	—	—	1,643

December 31, 2015	55,363,467	$554	$586,451	$(465)	$323,551	$910,091
Restricted shares issued March 29, 2016	72,620	—	—	—	—	—
Net income	—	—	—	—	44,638	44,638
Foreign currency translation	—	—	—	178	—	178
Share-based compensation plan	—	—	1,573	—	—	1,573

December 31, 2016	55,436,087	$554	$588,024	$(287)	$368,189	$956,480
Restricted shares issued March 23, 2017	93,675	1	—	—	—	1
Net income	—	—	—	—	5,310	5,310
Foreign currency translation	—	—	—	10	—	10
Share-based compensation plan	—	—	1,412	—	—	1,412

December 31, 2017	55,529,762	$555	$589,436	$(277)	$373,499	$963,213

Navigator Holdings Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

	Year ended December 31, 2016 (in thousands)	Year ended December 31, 2017 (in thousands)
Cash flows from operating activities
Net income	$44,638	$5,310
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	62,280	73,588
Payment of drydocking costs	(9,902)	(268)
Amortization of share-based compensation	1,573	1,412
Amortization of deferred financing costs	3,091	3,217
Call option premium on redemption of 9.00% unsecured bond	—	2,500
Prior year expenses recovered from insurance claim	—	(504)
Insurance claim debtor	60	(7)
Unrealized foreign exchange	208	3
Changes in operating assets and liabilities
Accounts receivable	1,991	(7,831)
Bunkers and lubricant oils	(3,457)	(1,074)
Prepaid expenses and other current assets	(7,694)	(5,079)
Accounts payable, accrued interest and other liabilities	(6,040)	4,654

Net cash provided by operating activities	86,748	75,921

Cash flows from investing activities
Payment to acquire vessels	(1,733)	(1,940)
Payment for vessels under construction	(239,179)	(180,629)
Purchase of other property, plant and equipment	(75)	(1,726)
Receipt of shipyard penalty payments	1,901	280
Placement of short term investment	—	(25,000)
Release of short term investment	—	25,000
Insurance recoveries	9,374	990
Capitalized costs for the repair of Navigator Aries	(8,441)	—

Net cash used in investing activities	(238,153)	(183,025)

Cash flows from financing activities
Proceeds from secured term loan facilities	327,670	395,170
Issuance of 7.75% senior unsecured bonds	—	100,000
Repayment of 9.00% senior unsecured bonds	—	(127,500)
Issuance cost of 7.75% senior unsecured bonds	—	(1,819)
Direct financing cost of secured term loan facilities	(2,680)	(2,058)
Repayment of secured term loan facilities	(204,092)	(251,852)

Net cash provided by financing activities	120,898	111,941

Net (decrease) / increase in cash and cash equivalents	(30,507)	4,837
Cash and cash equivalents at beginning of year	87,779	57,272

Cash and cash equivalents at end of year	$57,272	$62,109

Supplemental Information
Total interest paid during the year, net of amounts capitalized	$29,815	$35,890

Total tax paid during the year	$601	$515